EXHIBIT 99.b

                                                           October 17, 1997

                                                           Immediate


                       KENNAMETAL COMMENCES ALL-CASH TENDER
                      OFFER FOR GREENFIELD INDUSTRIES SHARES

LATROBE, PA, OCTOBER 17, 1997 - Kennametal Inc. (KMT:NYSE) today commenced its previously announced all-cash tender offer for all of the outstanding shares of Greenfield Industries, Inc. (NASDAQ:GFII) at a price of $38.00 per share. The tender offer is scheduled to expire at 12:00 midnight New York City time on November 14, 1997, unless extended.

The complete terms and conditions are set forth in the Offer to Purchase, copies of which are available by contacting the information agent, Georgeson & Company Inc. (1-800-848-3155).

Merrill Lynch & Co. is the dealer manager for the offer.

Kennametal and Greenfield each filed its Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Act.

Kennametal Inc. markets, manufactures and distributes a broad range of tools and industrial supplies and accessories for the metalworking, mining and highway construction industries. With more than 7,500 employees worldwide and sales of approximately $1.2 billion for the fiscal year ended June 30, 1997, Kennametal is one of the world's leading producers and suppliers of cutting tools and wear-resistant parts made from cemented carbides and other hard materials.